pocketpropertiesapp 7h

WEFUNDER

pocket properties

Do you want to be an early investor in Pocket Properties - a fractional real estate trading platform?

Click the link in our bio to invest in our app with as little as $100!


pocket properties

SEC COMPLIANCE

WE ARE "TESTING THE WATERS" TO GAUGE INVESTOR INTEREST IN AN OFFERING UNDER REGULATION CROWDFUNDING. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED. IF SENT, IT WILL NOT BE ACCEPTED. NO OFFER TO BUY SECURITIES WILL BE ACCEPTED. NO PART OF THE PURCHASE PRICE WILL BE RECEIVED UNTIL A FORM C IS FILED AND ONLY THROUGH WEFUNDER'S PLATFORM. ANY INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.